Exhibit 21.1

Subsidiaries of Capnia, Inc.

Subsidiary	Jurisdiction
NeoForce, Inc.	Delaware
Capnia UK Limited, a wholly owned foreign subsidiary in the United Kingdom	United Kingdom
Essentialis, Inc.	Delaware